February 28, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:	Pervasive Software Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2006
Forms 8-K filed on July 25, 2006, October 24, 2006, and January 23, 2007
File No. 000-23043

Dear Mr. Krikorian:

On behalf of Pervasive Software Inc. (“Pervasive” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated February 13, 2007, relating to the above-referenced filings.

On behalf of Pervasive, we are concurrently filing via EDGAR, and for the convenience of the Staff, we are providing courtesy copies of this letter by overnight delivery.

In this letter, we have recited the comments from the Staff in bold and italics type and have followed each comment with Pervasive’s response.

Form 10-K/A for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.

Your disclosure under this note states that “VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is additionally measured by the renewal rate.” (1A) Clarify for us what your normal pricing and discounting practices are, and explain how you establish VSOE of fair value based on these practices. (1B) Explain whether your pricing and discounting practices cause you to sell your products and

February 28, 2007

services at different prices. If so, please clarify how you determined that your separate sales are sufficiently concentrated in order to allow you to establish VSOE of fair value for your products and services. (1C) In addition, clarify whether you establish VSOE of fair value of your support services based on separate sales or the renewal rate. (1D) Please clarify whether the renewal rate is specified in the contractual arrangement with your customers. (1E) Address each of the elements for which you have established VSOE of fair value and how your policy complies with paragraph 10 or 57 of SOP 97-2, including paragraph 6.b of SOP 98-9.

Comment 1A: Clarify for us what your normal pricing and discounting policies are and explain how you establish fair value based on these practices.

The majority of the Company’s license sales are sold on a stand alone basis, i.e., without bundled elements. Support, maintenance and services are also regularly sold as separate items. A minority of the Company’s sales do include various combinations of license, support, maintenance and services, as bundled elements.

Support and maintenance prices (both for the initial year and for renewal years) are set as a standard percentage of the related license sale. In the case of certain longer term purchasing agreements, the support and maintenance price for future renewal periods is contractually based and is also considered when evaluating price allocations to multiple elements in accounting for the initial sale.

The Company’s pricing and discounting policies are determined by market conditions. Where software licenses are sold with maintenance or other services, the Company allocates the total fee to the various elements based on the fair values of the elements. The Company determines the fair value of each element in the arrangement based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately and, for maintenance and support services, is additionally measured by the renewal rate.

If the Company does not have VSOE for one of the delivered elements of an arrangement, but does have VSOE for all undelivered elements, the Company uses the residual method to record revenue. Under the residual method, the arrangement fee is first allocated to the undelivered elements based upon their VSOE of fair value; the remaining arrangement fee, including any discount, is allocated to the delivered element.

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If the residual method is not required, discounts, if any, are applied proportionately to each element included in the arrangement based on each element’s fair value without regard to the specific discount for any specific element.

Comment 1B: Explain whether your pricing and discounting practices cause you to sell your products and services at different prices. If so, please clarify how you determined that your separate sales are sufficiently concentrated in order to allow you to establish VSOE of fair value for your products and services.

The Company’s discounting practices do, from time-to-time, affect the price charged for various elements in an arrangement. However, for accounting purposes, the Company calculates and records the fair value of the various elements as described in 1A above. As discussed in 1A above; support, maintenance and services are also regularly sold as separate items and therefore sufficiently concentrated in order to allow the determination of VSOE.

Comment 1C: In addition, clarify whether you establish VSOE of fair value of your support services based on separate sales or the renewal rate.

Support services VSOE is determined based on the standard percentage of the related license sale. In certain instances when a multi-year contractual arrangement is entered into, the renewal rate for future years is also considered when determining VSOE for the initial sale. If the renewal rate specified for future years is equal to or greater than VSOE, then the renewal rate is used for the price allocation for the initial sale. If the renewal rate specified for future years is less than VSOE, then the sum of the variance from VSOE for all subsequent contractual years is also used in the price allocation for the initial sale, using the residual method.

Comment 1D: Please clarify if the renewal rate is specified in the contractual arrangement with your customers.

The Company does have a limited number of instances in which arrangements are for multiple years. If the contract is for multiple years, then the renewal rate is specified and the arrangement is accounted for as described in 1C above.

Comment 1E: Address each of the elements for which you have established VSOE of fair value and how your policy complies with paragraph 10 or 57 of SOP 97-2, including paragraph 6.b of SOP 98-9.

February 28, 2007

Support, maintenance and services are regularly sold as separate items and sufficiently concentrated in order to allow the determination of VSOE, and therefore, the Company typically has established VSOE for all elements of a multiple-element sale. The four possible components of a multiple-element sale are license, support, maintenance and professional services.

If an arrangement includes multiple elements, the fee is allocated to the various elements based on VSOE of fair value, regardless of any separate prices stated within the contract for each element. VSOE of fair value is limited to the price charged when the same element is sold separately. The Company seldom, if ever, has sold an undelivered element that it was not already selling separately and therefore did not have VSOE for that element. However, if the Company did have such a situation, the price allocation would be determined using the residual method, provided that (a) all other applicable revenue recognition criteria are met and (b) the fair value of all of the undelivered elements is less than the total arrangement fee. Under the residual method, the arrangement fee is recognized as follows: (a) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

The Company reviews significant multiple-element transactions for proper accounting when the transaction is initially recorded. As a practical matter, for all other insignificant multiple element transactions, the Company reviews for proper accounting at the end of each month and makes adjustments as necessary in the course of its month-end close procedures.

The Company generally provides telephone support to certain of its customers in the 30 days immediately following a sale at no additional charge or at a minimal cost per call and the Company accrues for the cost of providing this support. The Company does not believe that any other amounts that have been allocated to an undelivered element have become probable of resulting in a loss. If it did expect that such a loss was probable, then the Company would account for such loss pursuant to FASB Statement No. 5, Accounting for Contingencies.

Note 4. Income Taxes, page F-17

2.	We note your valuation allowance decreased by $4.1 million in the fourth quarter of fiscal year 2006. Please clarify how you determined that you would be able to realize

February 28, 2007

the $2.3 million of deferred tax assets recorded in fiscal year 2006. Please provide your analysis pursuant to paragraphs 23 through 25 of SFAS 109, including the positive evidence you relied upon supporting your conclusion that a valuation allowance is not needed for this portion of your deferred tax assets. Please clarify the nature of these deferred tax benefits (e.g. net operating loss carryforwards). In addition, explain the nature of the $1.3 million foreign tax credits that were not previously benefited. Explain why these credits were not benefited in prior periods and how you determined that you are able to utilize these credits in fiscal year 2006. As part of your response, tell us where the foreign tax credit carryforwards are classified within the components of deferred income taxes.

The Company has had a trend of taxable income (before utilization of carryovers) in recent years. Based on this trend, the revised strategic and operational direction of a new management team (elaborated upon below), new management’s forecast of future taxable income, and taking into account risk factors of achieving such forecast, it was management’s judgment that approximately $2.3 million of deferred tax assets would, more likely than not, be realized.

The nature of these deferred tax assets relates substantially to federal foreign tax credit and federal research credit carryovers. As of June 30, 2006, the Company computed its foreign tax credit carryover to be $1.05 million; all of which, based on its risk-weighted forecast referred to previously, was more likely than not, expected to be utilized. The Company computed its research credit carryover to be approximately $1.0 million, which was similarly, more likely than not, expected to be utilized. The remaining $0.25 million relates primarily to temporary differences reversing on a current basis.

The Company has been in a cumulative tax carryover position since its fiscal year ended June 30, 2000, which has included carryovers of net operating losses (domestic and foreign), foreign tax credits, research credits, and alternative minimum tax credits. In evaluating the need for a valuation allowance through June 30, 2005, there were a number of factors that continued to result in a probable uncertainty that such deferred tax assets were more likely than not expected to be realized. As of June 30, 2005, examples of such factors were as follows:

1.	Revenue had declined over the last 7 years (reported revenue in millions $58.0, $52.1. $42.2, $37.2, $39.2, $49.6 and $48.4) for the 7 years ended June 30, 2005.

2.	The latter of these 2 years included revenue from an acquired business totaling $9.3 million and $14.2 million for the years ended June 30, 2004 and 2005, respectively.

3.	Thus, the 7-year revenue history of the Company’s legacy embedded database business was therefore, in millions, $58.0, $52.1, $42.2, $37.2, $39.2 (included

February 28, 2007

one/half year of new version P.SQL V8), $40.3M (included a full year of P.SQL V8) and $34.1 (including one/quarter year of new version P.SQL V9) for the 7 years ended June 30, 2005.

4.	In addition, the Company had an approved Operating Plan for fiscal year 2005 calling for revenue and operating income substantially in excess of actual results achieved, i.e., predictability of the business had become less precise in recent years.

5.	Retained earnings as of June 30, 2005 was still a net deficit of $7.2 million.

6.	The Company had recently acquired a business (Data Junction in December 2003). The acquired business had not grown, despite significant investment, although the Company continued to believe it represented its best investment for near-term revenue growth.

7.	The Company also acquired a business in 1998 which was subsequently discontinued in 2000, generating a loss of more than $33 million.

8.	In January 2005, the Company had launched an initiative in the open source software area, Pervasive Postgres. As demonstrated by many open source vendors, open source businesses generally require significant investment in advance of revenue in order for them to become profitable businesses. Since announcement of the Company’s Postgres initiative in January 2005, the Company had yet to invest at a level necessary to grow this business. The Company knew it would have to invest in this business much more aggressively in order to increase awareness of its offering in the marketplace. Any investment in this business would need to be significant in order to be effective, and a substantial amount of such investment would have to occur prior to any significant revenue stream.

9.	The Company did not yet have a Board approved Operating Plan for fiscal year 2006.

10.	The Company had Board level discussions about the possible increased use of Restricted Stock and NQO grants as opposed to ISOs. Restricted Stock and NQO grants would have the effect of significantly increasing deductions for Tax purposes in the future and possibly increasing carryforward positions.

Then, as of June 30, 2006, with many of the factors above and other factors considered, the Operating Plan for fiscal year 2007 indicated consistent revenue and increased profitability. The Company experienced a change in top management in January 2006 with the departure of the then current president and CEO and the promotion of the then current CFO to the office of president and CEO. In the context of a fiscal year 2007 Operating Plan focused on cost controls and increasing profitability, the new management team effected some significant changes including a reduction in the number of senior management team members, the discontinuance of a 45 person India-based development subsidiary in June 2006 and the discontinuance of the above-mentioned open source software initiative in June 2006, which at the time was still representing a net investment for the Company. Projections for fiscal year 2007 were based on a Board

February 28, 2007

approved Operating Plan, and its risk-adjusted forecast of taxable income demonstrated the continued ability to utilize its tax credit carryovers resulting in the recognition of a $2.3 million deferred tax asset in the fourth quarter of fiscal year 2006.

The $1.3 million foreign tax credits relate to taxes withheld at source on royalties received from foreign payers, as well as deemed paid taxes under Internal Revenue Code Section 78 (resulting from deemed dividends from the Company’s foreign subsidiaries that have been recognized in the Company’s taxable income).

The foreign tax credit carryforwards (available for the offset of future domestic Federal income taxes) as of June 30, 2005 and 2006 are classified in Footnote 4 of the Notes to Consolidated Financial Statements on the line labeled “Domestic tax credit carryforwards.” The amount presented as of June 30, 2006, is comprised of the following (in thousands):

Foreign tax credit carryforwards	$1,049
Federal research credit carryforwards	977
State research credit carryforwards	459

Total	$2,485

Forms 8-K filed on July 25, 2006, October 24, 2006, and January 23, 2007

3.	We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on July 25, 2006, October 24, 2006, and January 23, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

February 28, 2007

The Company will not include the non-GAAP operating statement columnar format (or any other non-GAAP financial statement) in its future filings. In addition, the Company has determined to cease using the term “pro forma” with respect to non-GAAP measures.

4.	We note your inclusion of the non-GAAP financial measures in your Forms 8-K filed on July 25, 2006, October 24, 2006, and January 23, 2007. Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, your disclosures do not explain why you believe the measures provide investors with valuable insight into your operating results or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

In response to the Staff’s comment, the Company proposes to modify its disclosure in future filings to reflect the guidance in Question 8 of the FAQ as provided below:

The Company provides non-GAAP measures for net income and net income per share data as supplemental information regarding the Company’s core business operational performance. The Company believes that these non-GAAP financial measures are useful to investors because they exclude certain non-operating or non-recurring charges. The Company’s management excludes these non-operating or non-recurring charges when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, performance measurement and the calculation of bonuses and discretionary compensation. In addition, these non-GAAP measures more closely reflect the essential revenue generation activities of the Company and the direct operating expenses (resulting in or from cash expenditures) needed to perform these revenue generating activities. Accordingly, management excludes the amortization of purchased intangible assets related to the Data Junction acquisition, stock-based compensation related to employee stock options, and significant and non-recurring charges.

The Company believes that providing the non-GAAP measures that management uses is useful to investors for two primary reasons. First, it provides a consistent basis for investors to understand the Company’s financial performance on a trended basis across

February 28, 2007

many historical periods, particularly given the adoption of SFAS 123R at the beginning of fiscal year 2006 and the changes it has introduced for calculating stock-based compensation expenses relative to prior periods. And second, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management.

Non-GAAP measures are subject to material limitations as these measures are not in accordance with, or a substitute for, US GAAP and therefore the Company’s definition or interpretation may be different from similar non-GAAP measures used by other companies and independent financial analysts. However, the Company’s management compensates for these limitations by providing the relevant and detailed disclosure of the items excluded in the calculation of non-GAAP net income and net income per share, which should be supplementaly considered when evaluating the Company’s results. In addition, items such as amortization of purchased intangibles, stock compensation charges and significant and non-recurring items that are excluded from non-GAAP net income and earnings per share can have a significant impact on earnings. Management compensates for these limitations by evaluating the non-GAAP measure together with the most directly comparable GAAP measure. The Company has historically provided non-GAAP measures to the investment community as a supplement to its GAAP results, to enable investors to evaluate the Company’s core operating performance the way management does. The non-GAAP adjustments, and the basis for excluding them, are outlined below:

Amortization of Purchased Intangibles

The Company has recorded amortization of acquired intellectual property intangibles, included in its GAAP financial statements, related to the acquisition of Data Junction. Management excludes these items for purposes of calculating non-GAAP net income and non-GAAP net income per share. The Company believes that eliminating this expense in determining its non-GAAP measures is useful to investors because doing so provides a consistent basis for investors to understand the Company’s financial performance on a trended basis across many historical periods, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management, and it allows a comparison with other peer companies in the software industry, many of whom use similar non-GAAP financial measures to supplement their GAAP results. Finally, the Company believes that non-GAAP measures of profitability that exclude amortization of acquired intellectual property intangibles are widely used by analysts and investors in the software industry.

February 28, 2007

Stock-based Compensation Expense

The Company has incurred stock based compensation expense as determined under SFAS 123R for the quarters ending on or after September 30, 2005, and under APB 25 for earlier comparable periods in its GAAP financial results. Since stock based compensation is a non-cash charge, the Company excludes this item for the purposes of calculating non-GAAP net income and non-GAAP net income per share. In addition, the exclusion of stock based compensation from the non-GAAP measures is done to allow a consistent basis for investors to understand the Company’s financial performance on a trended basis across many historical periods, allow investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management, and allow a comparison with other peer companies in the software industry, many of whom use similar non-GAAP financial measures to supplement their GAAP results. The very nature of the stock-based compensation expense also makes it very difficult to estimate prospectively, since the expense will vary with changes in the stock price and market conditions at the time of new grants, varying valuation methodologies, subjective assumptions and different award types, making the comparison of current results with forward looking guidance potentially difficult for investors to interpret. The tax effects of stock based compensation expenses may also vary significantly from period to period, without any change in underlying operational performance, thereby obscuring the underlying profitability of core revenue generating operations relative to prior periods (including prior periods following the adoption of SFAS 123R). Finally, the Company believes that non-GAAP measures of profitability that exclude stock-based compensation are widely used by analysts and investors in the software industry.

Management Restructuring Charge

In the quarter ending March 31, 2006, the Company incurred significant severance and legal expenses associated with certain senior management changes, namely the departures of the Company’s President and Chief Executive Officer, the Vice President of Corporate Development and the Vice President of Marketing. These expenses which totaled approximately $0.8 million were significant and non-recurring in nature. The Company believes that these expenses are not consistently recurring and do not necessarily reflect expected future operating expense, nor does the Company believe that they provide a meaningful evaluation of current versus past business results or the expense levels required to support the Company’s operating plan.

Income Tax Adjustment

Income taxes represent a complex element of any company’s income statement and effective tax rates can vary widely from year to year and from company to company,

February 28, 2007

especially in periods in which adjustments are made to a company’s valuation reserve for deferred tax assets. The Company uses a statutory tax rate of 34% to reflect income tax adjustments in presentation of its non-GAAP net income and non-GAAP earnings per share. Utilization of a statutory tax rate for presentation of the non-GAAP measures is done to allow a consistent basis for investors to understand the Company’s financial performance on a trended basis across many historical periods, allow investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management, and allow a comparison with other peer companies in the software industry, many of whom use similar non-GAAP financial measures to supplement their GAAP results. Finally, the Company believes that non-GAAP measures of profitability that are based on more standardized statutory tax rates are widely used by analysts and investors in the software industry.

Attached to this letter is a statement from the Company as requested by the Staff.

Please direct your questions or comments to me at (512) 338-5422 or to Catherine Schnurr at (512) 338-5425. In addition, please provide a facsimile of any additional comments you may have to my attention at (512) 338-5499.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Brian K. Beard
Brian K. Beard

cc:	John Farr (Pervasive)
Randy Jonkers (Pervasive)
Catherine D. Schnurr (Wilson Sonsini Goodrich & Rosati)

February 28, 2007

Dear Mr. Krikorian:

On behalf of Pervasive Software Inc. (the “Company”), I hereby acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Randy Jonkers
Randy Jonkers, Chief Financial Officer